

July 13, 2010

Mark Sustana
General Counsel and Secretary
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

> **Re: Lennar Corporation**
> **Registration Statement on Form S-4**
> **Filed June 18, 2010**
> **File No. 333-167622**

Dear Mr. Sustana:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

2. We note that you are registering the Series B 6.950% senior secured notes due 2018 and their guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3. Please revise the body of the prospectus to disclose that any party acquiring securities in the exchange offer will acknowledge the following:

- The new securities to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner;

- The party does not have an arrangement or understanding with any person to participate in the distribution of such new securities;

- The party is not an affiliate of the issuer; and

- The party is not engaged in and does not intend to engage in a distribution of the new securities.

About This Prospectus, page 3

4. We note disclosure in the first paragraph. Please revise to disclose the following on the cover page of the prospectus:

- Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

- Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Forward-Looking Information, page 3

5. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor.

The Exchange Offer, page 15
Expiration Date; Extension; Termination, page 15

6. Based on disclosure on page 15 of the prospectus, we note that the offer will expire at 5:00 p.m., rather than midnight, on a date to be identified. Please confirm supplementally that the offer will be open at least through midnight of the twentieth *business* day to ensure compliance with Rule 14e-1(a). Please also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Undertakings, page II-3

7. Please remove undertaking C on page II-3, as it does not appear to be applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 in her absence, Dietrich King, Senior Attorney at (202) 551-3338 with any questions.

Sincerely,

Pamela Long
Assistant Director

Cc: David Bernstein, Esq. (*Via facsimile* 212/536-3901)
        K&L Gates LLP
        599 Lexington Avenue
        New York, New York 10022